UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

BROOKS AUTOMATION, INC. (BRKS)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

114340102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA 98607
(360) 604-8600

With a copy to:

Henry Lesser, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303
(650) 833-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box Ô.

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 595,250 common shares (0.92%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 595,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 595,250; for all reporting persons as a group, 3,810,670 shares (5.90%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,395,570 common shares (3.71%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,395,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,395,570; for all reporting persons as a group, 3,810,670 shares (5.90%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The D3 Family Canadian Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 261,300 common shares (0.40%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 261,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 261,300 shares; for all reporting persons as a group, 3,810,670 shares (5.90%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☒ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 558,550 common shares (0.87%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 558,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 558,550; for all reporting persons as a group, 3,810,670 shares (5.90%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,810,670 common shares (5.90%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,810,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 3,810,670; for all reporting persons as a group, 3,810,670 shares (5.90%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 558,550 common shares (0.87%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 558,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 558,550; for all reporting persons as a group, 3,810,670 shares (5.90%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☒ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,810,670 common shares (5.90%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,810,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 3,810,670; for all reporting persons as a group, 3,810,670 shares (5.90%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON IN

This Amendment No.11 to Schedule 13D (this “Amendment”) amends the below-indicated item from the Schedule 13D previously filed by or on behalf of the undersigned parties (the “Reporting Persons”), as previously amended (the “Schedule 13D”), by supplementing such Items with the information below:

Item 5.  Interest in Securities of the Issuer

(a, b)   The Reporting Persons, in the aggregate, beneficially own 3,810,670 Shares, constituting approximately 5.90% of the outstanding Shares.

(c)  During the past sixty (60) days, the following sales of Shares were made by the Reporting Persons named below in open market transactions:

Fund	Trade Date	Shares Sold	Price
D3 Family Bulldog Fund, LP	01/04/2010	35,000	8.90
DIII Offshore Fund, LP	01/04/2010	50,000	8.90
D3 Family Canadian Fund, LP	01/05/2010	13,400	9.16
DIII Offshore Fund, LP	01/05/2010	22,000	9.16
D3 Family Bulldog Fund, LP	01/05/2010	99,600	9.16
D3 Family Canadian Fund, LP	01/06/2010	39,100	9.96
DIII Offshore Fund, LP	01/06/2010	86,400	9.96
D3 Family Fund, LP	01/06/2010	88,700	9.96
D3 Family Bulldog Fund, LP	01/06/2010	365,800	9.96

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, and D3 Family Canadian Fund, L.P.

	By:	Nierenberg Investment Management Company, Inc.

Its: General Partner

January 8, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

DIII Offshore Fund, L.P.

	By:	Nierenberg Investment Management Offshore, Inc.

Its: General Partner

January 8, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

January 8, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Offshore, Inc.

January 8, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

January 8, 2010	/s/ David Nierenberg
David Nierenberg